1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

January 18, 2023

Via EDGAR

Ms. Lauren Hamill

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agro Capital Management Corp.
Registration Statement on Form S-1
Submitted April 5, 2022
CIK No. 0001598323

Dear Ms. Hamill:

Please be advised that Agro Capital Management Corp. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement. The Company’s first Draft Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, was filed on October 19, 2021.

For several reasons, the Company has not been able to update its financial statements for the year ended December 31, 2021 which was one of three comments made by the SEC in its comment letter dated April 18, 2022. Accordingly, the Company respectfully requests that the SEC consent to the withdrawal of the Company’s above-referenced Registration Statement so that it can refile the Registration Statement on Form S-1 as soon as practicable.

Please contact this office with any additional questions in this regard.

Very truly yours.

CULHANE MEADOWS PLLC

/s/ Ernest M. Stern
Ernest M. Stern, Partner

Cc: Scott Benson